Maketto, LLC

Profit and Loss
January - December 2019

	TOTAL
Income	
4000 Restaurant/Retail Income	
40001 Bakery	121,007.09
40002 Beer	82,706.50
40003 Coffee Retail	10,423.78
40004 Coffee	211,373.52
40005 Food	1,276,088.86
40006 Liquor	295,582.63
40007 NA Beverage	17,508.50
40008 Retail	147,791.08
40009 Staff Meals Income	908.50
40010 Wine	155,910.16
4996 Discounts	
49961 Bakery Discount	-3,399.92
49962 Beer Discount	-749.24
49963 Coffee Discount	-4,747.22
49964 Coffee Retail Discount	-96.10
49965 Food Discounts	-43,287.40
49966 Liquor Discount	-4,049.67
49967 NA Bev Discounts	-121.09
49968 Retail Discount	-53,618.55
49969 Wine Discounts	-1,722.79
Total 4996 Discounts	**-111,791.98**
Total 4000 Restaurant/Retail Income	**2,207,508.64**
4100 Event Income	
Event Additions	50.00
Event Alcohol	699.00
Event Food	187,511.18
Total 4100 Event Income	**188,260.18**
4200 Wholesale Revenue	
Wholesale Bakery Revenue	1,490.00
Wholesale Grocery Revenue	2,917.50
Wholesale Prep Foods Revenue	25,307.38
Total 4200 Wholesale Revenue	**29,714.88**
Reimbursement Income	26,586.79
Total Income	**$2,452,070.49**

Maketto, LLC

Profit and Loss
January - December 2019

	TOTAL
Cost of Goods Sold	
5000 Cost of Goods Sold	152.00
50001 Beer	21,851.83
50002 Coffee	
500021 Coffee Beans	66,848.33
500022 Coffee Retail	4,084.27
500023 Coffee Add-ons	4,894.77
500024 Coffee Supplies	6,948.02
Total 50002 Coffee	**82,775.39**
50003 Food	4,980.13
500031 Dairy	26,809.18
500032 Fish	38,324.05
500033 Ingredients/Dry Goods	122,266.98
500034 Meat	100,882.45
500035 Noodles	19,140.38
500036 Produce	109,491.25
Total 50003 Food	**421,894.42**
50004 Liquor	58,455.19
50005 Retail Items	76,854.50
500051 Retail Shipping/Wires/Other Costs	30.00
Total 50005 Retail Items	**76,884.50**
50006 Non-alcoholic Beverages	12,539.60
50007 Wine	51,085.33
50008 Catering	
500081 Catering Beer	621.00
500083 Catering Food	100.00
500085 Catering NAB	324.85
500086 Catering Wine	2,784.13
Total 50008 Catering	**3,829.98**
50009 Event Costs	
500092 Event Food	48.07
500093 Event Rental Fees	1,632.12
500095 Event Supplies	355.99
Total 50009 Event Costs	**2,036.18**
Total 5000 Cost of Goods Sold	**731,504.42**
Total Cost of Goods Sold	**$731,504.42**
GROSS PROFIT	**$1,720,566.07**

Maketto, LLC

Profit and Loss
January - December 2019

	TOTAL
Expenses	
6000 Salaries & Wages	235.46
60002 BOH	
600022 Bakery Counter	0.00
600024 Kitchen & Bakery	108,368.17
Total 60002 BOH	**108,368.17**
60004 FOH	
600041 Bar	4,891.76
600045 Cafe	12,418.56
600046 Host	8,222.32
600048 Server	8,129.19
Total 60004 FOH	**33,661.83**
60005 Management	
600051 BOH Management	16,573.07
600052 FOH Management	91,553.94
Total 60005 Management	**108,127.01**
60006 Retail Staff	21,137.46
60007 Support Staff	39,569.19
Total 6000 Salaries & Wages	**311,099.12**
6100 Employee Benefits	5,764.54
61001 Medical Insurance	4,445.96
61003 Employee Meals	913.88
61004 Employee Morale, Awards & Parties	218.72
61005 Company Events	250.00
61006 Workers Comp Insurance	12,645.00
Total 6100 Employee Benefits	**24,238.10**
6300 Marketing, Promo & Advertising	
63002 Advertising	3,272.07
63005 Promotional Materials	157.08
Total 6300 Marketing, Promo & Advertising	**3,429.15**
6400 General & Administrative	
64001 Bank Fees	2,145.34
640012 Payment Processing Fees	94,510.96
640013 QuickBooks Payments Fees	2,148.49
Total 64001 Bank Fees	**98,804.79**
64002 Computer and Internet Expenses	
640021 Computer Hardware & Purchased Software (<$500)	801.12
640022 Subscription Software	207.00
Total 64002 Computer and Internet Expenses	**1,008.12**

Maketto, LLC

Profit and Loss
January - December 2019

	TOTAL
64003 Insurance	
640031 Business Liability	13,880.93
Total 64003 Insurance	**13,880.93**
64004 Office Expenses	
640041 Postage & Delivery	804.52
640042 Office Supplies	12,335.67
640043 Furniture & Equipment (>$500)	375.39
640044 Dues & Subscriptions	13,002.03
640049 Over/short	350.32
Total 64004 Office Expenses	**26,867.93**
64005 Equipment Rental	7,277.75
64006 Supplies & Materials	
640061 Uniforms	1,563.41
640063 Kitchen Supplies	25,011.29
640064 Restaurant & Bar Supplies	24,770.88
640065 General Supplies	8,014.99
640066 Flowers & Decorations	446.59
640068 Cleaning Supplies	10,342.48
640069 Packaging	
6400691 Restaurant Packaging Supplies	12,986.31
Total 640069 Packaging	**12,986.31**
640070 Laundry, Linen, & Dry Cleaning	19,608.86
Total 64006 Supplies & Materials	**102,744.81**
64008 Occupancy Costs	
640081 Rent	144,975.43
640082 Electric	29,885.66
640083 Gas	19,703.96
640084 Telephone & Internet	3,687.75
640085 Water	23,340.39
640086 Trash Removal	4,156.35
640088 Security Alarm	574.70
640089 Pest Control	2,458.35
Total 64008 Occupancy Costs	**228,782.59**
64009 Meals	14,600.62
64010 Repairs & Maintenance	7,173.81
640101 Maintenance	3,892.90
640102 Equipment Repairs	11,755.27
640104 Cleaning	39,570.00
Total 64010 Repairs & Maintenance	**62,391.98**
64011 Reimbursables	39,669.79

	TOTAL
64012 Travel	44,626.36
64014 Special Event Expenses	25,125.72
Customer Refund	1,351.73
DJ Services	3,300.00
Total 6400 General & Administrative	**670,433.12**
6500 Taxes and Licenses	
65001 Certs, Licenses & Permits	11,714.30
Total 6500 Taxes and Licenses	**11,714.30**
6600 Professional Services	
66001 Legal	11,207.35
66002 Consultants	16,481.20
66003 Accounting	13,259.00
66004 Casual Labor	
660041 Bar	7,475.70
660042 Barista	69,625.18
660043 Catering	53,954.69
660044 Event	5,615.69
660045 FOH Management	65,266.52
660046 Host	10,326.04
660047 Kitchen & Bakery	522,220.90
660048 Retail	4,998.75
660049 Server	21,272.10
660050 Support Staff	72,821.71
Total 66004 Casual Labor	**833,577.28**
66006 Subcontractors	1,761.67
66009 Special Event Labor	600.00
66010 Event Commission	9,855.14
66012 Payroll Processing Fees	7,091.46
Guaranteed Payment - Will Sharp	6,000.00
Guaranteed Payments - EBYH	3,000.00
Total 6600 Professional Services	**902,833.10**
Charitable Contributions	945.75
Franchise Tax	1,000.00
Payroll Taxes	31,305.48
Total Expenses	**$1,956,998.12**
NET OPERATING INCOME	**$ -236,432.05**
Other Income	
8100 Other Income	152,500.13
Total Other Income	**$152,500.13**

Maketto, LLC

Profit and Loss
January - December 2019

	TOTAL
Other Expenses	
9000 Other Expenses	
90002 Previous Period Expenses	1,040.00
90003 Previous Year Expenses	7,675.35
90004 Interest Expense	10,173.48
90005 Previous Period Inventory Adjustment	-13,688.03
90008 Fees & Fines	1,350.00
Total 9000 Other Expenses	**6,550.80**
Amortization	23,308.00
Depreciation	159,657.00
Total Other Expenses	**$189,515.80**
NET OTHER INCOME	$ -37,015.67
NET INCOME	$ -273,447.72